                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)*

                           Rosetta Inpharmatics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   743725 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Celia A. Colbert                             with a copy to:
  Vice President, Secretary                      Gary P. Cooperstein
and Assistant General Counsel          Fried, Frank, Harris, Shriver & Jacobson
      Merck & Co., Inc.                           One New York Plaza
       One Merck Drive                         New York, NY 10004-1980
     Whitehouse Station,                            (212) 859-8000
    New Jersey 08889-0100
       (908) 423-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.  743725 10 3
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MERCK & CO., INC. - 22-1109110
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)[ ]

           (b)[ ]
                          NOT APPLICABLE
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    00, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
           [ ]

                    NOT APPLICABLE
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW JERSEY
--------------------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                                      9,631,035(1)
--------------------------------------------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                                    9,631,035(2)
--------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                            9,631,035(1)
--------------------------------------------------------------------------------
REPORTING

PERSON                    10       SHARED DISPOSITIVE POWER

WITH                                        -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,631,035
--------------------------------------------------------------------------------
12         CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.9%(3)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------


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


(1) Includes shares subject to an option to purchase shares of common stock of the issuer granted to Merck & Co., Inc. by certain stockholders of the issuer under the Voting and Stock Option Agreements described in this Schedule 13D. This option is not currently exercisable but may become exercisable upon the occurrence of events described in this Schedule 13D. This option also covers shares that may be acquired by these stockholders prior to its exercise. Collectively, these stockholders hold options to acquire an additional 974,833 shares of the issuer's common stock, not all of which are currently exercisable.

(2) Includes shares subject to a voting agreement and proxy grant between Merck and certain stockholders of the issuer under the Voting and Stock Option Agreements described in this Schedule 13D. This voting agreement and proxy grant only covers limited matters that may be brought before the stockholders of the issuer as described in this Schedule 13D.

(3) Based on 32,214,834 shares of Rosetta Inpharmatics, Inc. common stock issued and outstanding on May 9, 2001.

ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Rosetta Inpharmatics, Inc., a Delaware corporation ("Rosetta"). The address of Rosetta's principal executive offices is 12040 115th Avenue, NE, Kirkland, Washington 98034.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)-(c), (f) This Schedule 13D is being filed by Merck & Co., Inc., a New Jersey corporation ("Merck"). Merck is a pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care, LLC. The address of Merck's principal executive offices is One Merck Drive, Whitehouse Station, NJ 08889-0100.

                  The name, business address, citizenship and present principal occupation of each executive officer and director of Merck are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.

                  (d)-(e) During the five years prior to the date hereof, neither Merck nor, to the best knowledge of Merck, any executive officer or director of Merck has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully described below, pursuant to the terms of the Voting and Stock Option Agreements, dated as of May 10, 2001 (the "Voting and Stock Option Agreements") by and between Merck, Rosetta and certain stockholders of Rosetta (collectively, the "Stockholders"), Merck will have the right, upon the occurrence of certain events, to purchase upon exercise of the option 9,631,035 shares of Rosetta Common Stock held by the Stockholders, as well as any additional shares of Rosetta Common Stock acquired by the Stockholders prior to such exercise. If Merck purchases Rosetta Common Stock pursuant to the Voting and Stock Option Agreements, Merck anticipates that the funds to finance such purchases would come from its working capital. However, because the options under the Voting and Stock Option Agreements are not currently exercisable, Merck has not expended funds in connection with its acquisition of beneficial ownership of Rosetta Common Stock and no final determination has been made as to the source of such funds. Such beneficial ownership has been derived from the provisions of the Voting and Stock Option Agreements.

ITEM 4.           PURPOSE OF TRANSACTION.

                (a)-(b) Merck, Coho Acquisition Corp. ("Merger Sub") (a wholly-owned subsidiary of Merck), and Rosetta have entered into an Agreement and Plan of Merger, dated as of May 10, 2001, pursuant to which Merger Sub will be merged with Rosetta (the "Merger"). Holders of outstanding Rosetta Common Stock will receive, in exchange for each share of Rosetta Common Stock held by them immediately prior to the Merger, 0.2352 of a share of Merck common stock. A copy of the Merger Agreement is attached hereto as Exhibit A and is specifically incorporated herein by reference, and the description herein of the Merger Agreement is qualified in its entirety by reference to such Merger Agreement.

                  The Merger Agreement contains customary representations and warranties of Merck, Rosetta and Merger Sub, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Rosetta. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, Rosetta must conduct its business in the ordinary course consistent with past practice.

                  Under the Merger Agreement, Rosetta is restricted from soliciting or participating in discussions with third parties or taking other actions related to an alternative acquisition transaction with a third party, except in circumstances where the Rosetta board of directors determines that such transaction is reasonably likely to lead to a Superior Proposal (as defined in Section 5.5(d) of the Merger Agreement). If Rosetta intends to withdraw or modify its approval of the Merger Agreement in response to a Superior Proposal, Rosetta must provide prior written notice to Merck. Following receipt of such written notice, Merck will have the opportunity to present to the Rosetta Board of Directors revised terms of the Merger, which the Board will consider in good faith in determining whether such terms are superior from the financial point of view of Rosetta and its stockholders.

                  Upon a termination of the Merger Agreement in certain circumstances, Rosetta is required to pay Merck a cash termination fee of $31 million.

                  Simultaneously with the execution and delivery of the Merger Agreement, Merck entered into the Voting and Stock Option Agreements with Rosetta and the Stockholders with respect to their Rosetta Common Stock and options to purchase Rosetta Common Stock (including additional shares of Rosetta Common Stock they may acquire prior to the exercise of the option) (the "Shares"), as set forth in Schedule A to the Voting and Stock Option Agreements. A copy of the form of Voting and Stock Option Agreements is attached hereto as Exhibit B and is specifically incorporated herein by reference, and the description herein of the Voting and Stock Option Agreements is qualified in its entirety by reference to such form of Voting and Stock Option Agreements. Attached as Annex A to Exhibit B is a list of Stockholders who signed a Voting and Stock Option Agreement and the number of shares of Rosetta Common Stock and options to purchase Rosetta Common Stock subject to the Voting and Stock Option Agreements. Attached as Annex B to Exhibit B are the conformed signatures of Merck, Rosetta and each of the Stockholders to the Voting and Stock Option Agreements.

                  Under the Voting and Stock Option Agreements, the Stockholders have agreed, among other things, to vote all of the Shares owned by them or to be acquired by them upon the exercise of any options or otherwise (i) in favor of the Merger Agreement and (ii) against any other acquisition proposal involving Rosetta, or any proposal that could reasonably be expected to prevent or delay consummation of the Merger or change the voting rights of the Rosetta Common stock (a "Frustrating Transaction"). Each Stockholder granted an irrevocable proxy to Merck to vote each Stockholder's Shares in accordance with the Voting and Stock Option Agreement. The Stockholders currently own a total of 9,631,035 outstanding shares of Rosetta Common Stock, representing approximately 29.9% of the Rosetta Common Stock entitled to vote at a special meeting of Rosetta stockholders. The proxy expires on the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

                  The Voting and Stock Option Agreement also grants Merck an irrevocable option to purchase all of the Stockholders' Shares at a price of $18.00 per share in cash (the "Option"). Merck may exercise the Option, in whole but not in part, if the Merger Agreement is terminated because the Rosetta Board of Directors fails to reaffirm its approval of the Merger Agreement or modifies its approval or recommendation of the Merger Agreement, or approves any alternative acquisition transaction involving Rosetta. Merck may also exercise the Option if the Merger Agreement is terminated because the Rosetta stockholders fail to approve the Merger Agreement at a duly held stockholders meeting, or if the Merger is not completed before February 28, 2002, and prior to such termination any person shall have made a proposal with respect to an alternative acquisition transaction involving Rosetta, and within 60 days after the Merger Agreement is terminated, Rosetta or any of its subsidiaries consummates or enters into an alternative acquisition transaction (a "Stockholder or Drop-Dead Exercise Event").

                  The Option will terminate upon the earliest of (i) the effective time of the Merger, (ii) 30 days following the termination of the Merger Agreement because the Rosetta Board of Directors fails to affirm or modifies its approval of the Merger Agreement, or approves any other acquisition transaction involving Rosetta, or (iii) 30 days following the date on which the Option becomes exercisable because of a Stockholder or Drop-Dead Exercise Event.

                  Each Stockholder also agreed to cease any discussions or negotiations with parties other than Merck that may be ongoing with respect to an alternate acquisition of Rosetta, and, while the applicable Voting and Stock Option Agreement is in effect, not to (i) solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making or any alternative acquisition transaction or Frustrating Transaction, (ii) execute or enter into any agreement with respect to any alternative acquisition transaction or Frustrating Transaction, or (iii) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding, or providing any information or data to any person or otherwise cooperate in any way with, any alternative acquisition transaction or Frustrating Transaction, except to the extent such discussions or negotiations are participated in by the Stockholder in his or her capacity as a director of Rosetta in accordance with the terms of the Merger Agreement.

                  Each Stockholder also agreed generally not to sell, transfer, pledge, encumber, assign or otherwise dispose of any of the Shares of such Stockholder that are subject to each Stockholder's Voting and Stock Option Agreement.

                  In addition, Merck may at any time prior to completion of the Merger implement or discontinue plans or proposals to acquire shares of Rosetta Common Stock in the market or otherwise, subject to any applicable state or federal laws, rules and regulations.

                (c)     Not applicable.

                (d) The Merger Agreement provides that the directors of Merger Sub at the effective time of the Merger (the "Effective Time") will be the directors of the Surviving Corporation from and after the Effective Time.

                (e)   Other than as a result of the Merger described above in
Item 4 above, not applicable.

                (f)   Not applicable.

                (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the surviving corporation in the Merger (the "Surviving Corporation") until thereafter amended as provided by Delaware law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation. As discussed above in this Item 4, Rosetta is restricted under the Merger Agreement from taking actions related to alternative acquisition transactions involving Rosetta.

                (h)-(i) Rosetta Common Stock is currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is traded on the Nasdaq National Market (the "NASDAQ"). If the Merger is consummated, shares of Rosetta Common Stock will be deregistered under the Exchange Act and will cease to be listed on the NASDAQ.

                (j) Other than as described above or in other Items of this
Schedule 13D (which Items are incorporated hereby by reference), or as provided in the Merger Agreement or the Voting and Stock Option Agreements, neither Merck nor, to the best of Merck's knowledge, any of the individuals named in Annex I hereto currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although Merck reserves the right to develop such plans or proposals.

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.

                (a)-(b) As a result of entering into the Voting and Stock Option Agreements, Merck may be deemed to own beneficially 9,631,035 shares of Rosetta Common Stock, which represent approximately 29.9% of the outstanding Rosetta Common Stock on a fully diluted basis as of May 9, 2001, as represented by Rosetta in the Merger Agreement. Merck has shared voting power with respect to the Shares, but only as to the matters specified in the Voting and Stock Option Agreements. In addition, the Stockholders collectively hold options to acquire an additional 974,833 shares of Rosetta Common Stock, not all of which are currently exercisable, and any such shares of Rosetta Common Stock acquired by a Stockholder upon exercise of stock options will be subject to the terms of the Voting and Stock Option Agreements and may be acquired by Merck upon exercise of the Option. Upon the exercise of the Option, Merck would have sole voting and dispositive power with respect to the Shares issued and outstanding at the time of such exercise. Except as stated above, Merck does not have the power to vote or to direct the vote of the Shares, nor does it have the power to dispose or to direct the disposition of the Shares

                  To the best of its knowledge, no executive officer or director of Merck may be deemed to beneficially own any Rosetta Common Stock.

                (c) Except for the execution of the Voting and Stock Option Agreement, there have been no transactions in Rosetta Common Stock by Merck or, to the best knowledge of Merck, any of Merck's executive officers and directors during the last 60 days.

                (d) Not applicable.

                (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth in Items 3, 4 or 5, neither Merck nor, to the best knowledge of Merck, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Rosetta, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                          DOCUMENT

     Exhibit A --   Agreement and Plan of Merger by and among Rosetta
                    Inpharmatics, Inc., Merck & Co., Inc. and Coho Acquisition
                    Corp., dated as of May 10, 2001.

     Exhibit B --   Form of Voting and Stock Option Agreements between certain
                    Stockholders party thereto, Merck & Co., Inc. and Rosetta
                    Inpharmatics, Inc., dated as of May 10, 2001.

                    Annex A -- List of Stockholders and applicable number of
                               shares of Rosetta Common Stock and stock options subject to Voting and Stock Option Agreements

                    Annex B - Conformed signatures of Merck &. Co., Inc.,
                              Rosetta Inpharmatics, Inc. and Stockholders subject to Voting and Stock Option Agreements

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 21, 2001

                                 MERCK & CO., INC.

                                       /s/ Celia A. Colbert
                                 By:   ___________________________________
                                       Name:  Celia A. Colbert
                                       Title: Vice President, Secretary and
                                              Assistant General Counsel

EXHIBIT INDEX

                          DOCUMENT

     Exhibit A --   Agreement and Plan of Merger by and among Rosetta
                    Inpharmatics, Inc., Merck & Co., Inc. and Coho Acquisition
                    Corp., dated as of May 10, 2001.

     Exhibit B --   Form of Voting and Stock Option Agreements between certain
                    Stockholders party thereto, Merck & Co., Inc. and Rosetta
                    Inpharmatics, Inc., dated as of May 10, 2001.

                    Annex A -- List of Stockholders and applicable number of
                               shares of Rosetta Common Stock and stock options subject to Voting and Stock Option Agreements

                    Annex B -- Conformed signatures of Merck &. Co., Inc.,
                               Rosetta Inpharmatics, Inc. and Stockholders subject to Voting and Stock Option Agreements

                                                                         ANNEX I
              EXECUTIVE OFFICERS AND DIRECTORS OF MERCK & CO., INC.

          The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Merck & Co., Inc. is set forth below.


NAME                       BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
Raymond V. Gilmartin       Merck & Co., Inc.                Chairman of the Board, President
(United States citizen)    One Merck Drive                  and Chief Executive Officer
                           Whitehouse Station, NJ 08889

David W. Anstice           Merck & Co., Inc.                President, The Americas and
(citizen of Australia)     One Merck Drive                  U.S. Human Health
                           Whitehouse Station, NJ 08889

Paul R. Bell               Merck & Co., Inc.                President, Human Health -
(citizen of Australia)     One Merck Drive                     Asia Pacific
                           Whitehouse Station, NJ 08889

Richard T. Clark           Merck & Co., Inc.                President, Merck-Medco
(United States citizen)    One Merck Drive                     Managed Care, L.L.C.
                           Whitehouse Station, NJ 08889

Celia A. Colbert           Merck & Co., Inc.                Vice President, Secretary and
(United States citizen)    One Merck Drive                  Assistant General Counsel
                           Whitehouse Station, NJ 08889

Caroline Dorsa             Merck & Co., Inc.                Vice President and Treasurer
(United States citizen)    One Merck Drive
                           Whitehouse Station, NJ 08889

Kenneth C. Frazier         Merck & Co., Inc.                Senior Vice President and
(United States citizen)    One Merck Drive                     General Counsel
                           Whitehouse Station, NJ 08889

Douglas A. Greene          Merck & Co., Inc.                Executive Vice President,
(United States citizen)    One Merck Drive                     Clinical Sciences and
                           Whitehouse Station, NJ  08889       Product Development,
                                                               Merck Research Laboratories

Richard C. Henriques, Jr.  Merck & Co., Inc.                Vice President, Controller
(United States citizen)    One Merck Drive
                           Whitehouse Station, NJ 08889

Bernard J. Kelley          Merck & Co., Inc.                President, Merck
(United States citizen)    One Merck Drive                     Manufacturing Division
                           Whitehouse Station, NJ 08889

NAME                       BUSINESS ADDRESS                       PRINCIPAL OCCUPATION

Peter S. Kim               Merck & Co., Inc.                      Executive Vice President,
(United States citizen)    One Merck Drive                           Research and Development,
                           Whitehouse Station, NJ  08889          Merck Research Laboratories

Judy C. Lewent             Merck & Co., Inc.                      Executive Vice President and
(United States citizen)    One Merck Drive                           Chief Financial Officer
                           Whitehouse Station, NJ 08889

Adel Mahmoud               Merck & Co., Inc.                      President, Merck Vaccines
(United States citizen)    One Merck Drive
                           Whitehouse Station, NJ 08889

Edward M. Scolnick         Merck & Co., Inc.                      Director of Merck / Executive Vice
(United States citizen)    Sumneytown Pike                           President, Science and
                           West Point, Pennsylvania  19486        Technology
                                                                     and President, Merck Research
                                                                     Laboratories

Bradley T. Sheares         Merck & Co., Inc.                      President, U.S. Human Health
(United States citizen)    One Merck Drive
                           Whitehouse Station, NJ 08889

Joan E. Wainwright         Merck & Co., Inc.                      Vice President, Public Affairs
(United States citizen)    One Merck Drive
                           Whitehouse Station, NJ 08889

Per Wold-Olsen             Merck & Co., Inc.                      President, Human Health  -
(citizen of Norway)        One Merck Drive                           Europe, Middle East & Africa
                           Whitehouse Station, NJ 08889

Wendy L. Yarno             Merck & Co., Inc.                      Senior Vice President,
(United States citizen)    One Merck Drive                           Human Resources
                           Whitehouse Station, NJ 08889

Lawrence A. Bossidy        Merck & Co., Inc.                      Director of Merck
(United States citizen)    One Merck Drive
                           Whitehouse Station, NJ 08889


William G. Bowen, Ph.D.    The Andrew W. Mellon Foundation        Director of Merck/President, The
(United States citizen)    140 East 62nd Street                      Andrew W. Mellon Foundation
                           New York, New York 10021

Erskine B. Bowles          Forstmann Little & Co.                 Director of Merck/General Partner,
(United States citizen)    757 Fifth Avenue                          Forstmann Little & Co. and
                           New York, New York  10153                 Carousel Capital Company, LLC,
                                                                     and Chairman, Metiom, Inc.

NAME                                BUSINESS ADDRESS                       PRINCIPAL OCCUPATION

Johnnetta B. Cole, Ph.D.            Merck & Co., Inc.                      Director of Merck/Presidential
(United States citizen)'            One Merck Drive                        Distinguished Professor, Emory
                                    Whitehouse Station, NJ  08889          University

Niall FitzGerald                    Unilever PLC                           Director of Merck/Chairman of
(citizen of Republic of Ireland)    Unilever House, Blackfriars            Unilever PLC
                                    London  EC4P 4BQ
                                    England

William B. Harrison, Jr.            J.P. Morgan Chase & Co.                Director of Merck/President and
(United States citizen)             270 Park Avenue                        Chief Executive Officer, J.P.
                                    New York, New York  10017-2070         Morgan Chase & Co.

William N. Kelley, M.D.             University of Pennsylvania School of   Director of Merck/Professor of
(United States citizen)             Medicine                               Medicine, Biochemistry &
                                    21 Penn Tower                          Biophysics, University of
                                    3400 Spruce Street                     Pennsylvania School of Medicine
                                    Philadelphia, Pennsylvania 19104

Heidi G. Miller                     Marsh, Inc.                            Director of Merck/Vice Chairman,
(United States citizen)             44th Floor                             Marsh, Inc.
                                    1166 Avenue of the Americas
                                    New York, New York 10036

Thomas E. Shenk, Ph.D.              Department of Molecular Biology        Director of Merck/Elkins Professor
(United States citizen)             Princeton University                   and Chairman, Department of
                                    Washington Road                        Molecular Biology, Princeton
                                    Princeton, New Jersey  08544-1014      University

Anne M. Tatlock                     Fiduciary Trust Company International  Director of Merck/Chairman and
(United States citizen)             94th Floor                             Chief Executive Officer, Fiduciary
                                    2 World Trade Center                   Trust Company International
                                    New York, New York 10048

Samuel O. Thier, M.D                Partners HealthCare System, Inc.       Director of Merck/President and
(United States citizen).            Prudential Tower, Suite 1150           Chief Executive Officer, Partners
                                    800 Boylston Street                    HealthCare System, Inc.
                                    Boston, Massachusetts 02199